Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

May 7, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0306

Attention:	Angela Crane, Branch Chief
Mail Stop 3030

	Re:	Hologic, Inc.
Form 10-K for the Fiscal-Year ended September 27, 2008
Filed November 26, 2008
File No. 000-18281

Ladies and Gentlemen:

This letter supplements our response filed March 16, 2009 in response to the letter from the Commission’s staff (the “Staff”) dated March 5, 2009 regarding the above referenced filing. The heading below corresponds to the heading in the Staff’s letter, and the Company’s response is preceded by the text of the comment from the Staff’s letter.

Form 10-K for the Fiscal-Year ended September 27, 2008

Goodwill, page F-l4

1.	Staff Comment. Please refer to prior comment 2. We note your response to our comment and similar disclosure provided on pages 26, 30 and 46 of your Form 10-Q filed February 5, 2009, that you were unable to complete step 2 of the goodwill impairment analysis and concluded that you “cannot determine if an impairment charge is probable and cannot reasonably estimate the amount of any potential impairment charge.” To help us better understand your goodwill impairment tests, please tell us:

•	Why you could not determine if an impairment charge is probable and reasonably estimate the impairment. Refer to the guidance in SFAS 5 to support your conclusion.

•	How your accounting is in compliance with paragraphs 22 and 47c of SFAS 142.

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

May 7, 2009

•	Provide us with a summary of the results of the Step 2 goodwill impairment test when it has been completed.

•	We may have further comments based on our review of your response.

Company Response.

In our letter dated March 16, 2009, we responded to the first two bullet points above and informed the Staff that we expected to complete Step 2 of our goodwill impairment test on or before May 5, 2009 and that we would provide the summary of the results of the Step 2 goodwill impairment test once completed. This letter supplements that response to address the third bullet point above. We have completed our Step 2 goodwill impairment test and recorded a goodwill impairment charge of $2.34 billion in the three months ended March 28, 2009 (our second quarter of fiscal 2009). Below is our footnote disclosure (Footnote 17) included in our Form 10-Q for the quarterly period ended March 28, 2009 as filed May 7, 2009, which we believe provides a sufficient summary of the goodwill impairment test:

“Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Company tests goodwill at the reporting unit level for impairment on an annual basis and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Events that would indicate impairment and trigger an interim impairment assessment include, but are not limited to, current economic and market conditions, a significant adverse change in legal factors, business climate or operational performance of the business, and an adverse action or assessment by a regulator.

In performing the impairment test, the Company utilizes the two-step approach prescribed under SFAS 142. The first step requires a comparison of the carrying value of the reporting units to the estimated fair value of the reporting units. To estimate the fair value of its reporting units for Step 1, the Company utilizes a combination of the income and market approaches and performs a valuation analysis. The income approach is based on a discounted cash flow analysis (“DCF”) and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

May 7, 2009

flows. The forecasted cash flows are based on the Company’s most recent budget and for years beyond the budget, the Company’s estimates are based on assumed growth rates. The Company believes its assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in the DCF are based on estimates of the weighted-average cost of capital (“WACC”) of a market participant relative to each respective reporting unit. The market approach considers comparable market data based on multiples of revenue or earnings before taxes, depreciation and amortization (“EBITDA”). The Company believes its assumptions used to determine the fair value of its respective reporting units are reasonable. If different assumptions were used, particularly with respect to forecasted cash flows, WACCs, or market multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows.

If the carrying value of a reporting unit exceeds its estimated fair value, the Company is required to perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill to its carrying value. The implied fair value of goodwill is derived by performing a hypothetical purchase price allocation for each reporting unit as of the measurement date, allocating the reporting unit’s estimated fair value to its assets and liabilities. The residual amount from performing this allocation represents the implied fair value of goodwill. To the extent this amount is below the carrying value of goodwill, an impairment charge is recorded.

In prior years, the Company conducted its annual impairment test of goodwill for certain of its reporting units (its historical reporting units prior to the Cytyc merger) as of the last day of the second quarter. In the fourth quarter of fiscal 2008, the Company changed the measurement date from the last day of its second quarter to the first day of its fourth quarter, in order to provide additional time to determine the fair value of its reporting units and to evaluate the results of the impairment testing. This change did not delay, accelerate or avoid an impairment charge. This change did not have any effect on the Company’s financial performance or results of operations, nor was there any impact on prior periods’ financial statements under the requirements of SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”). The retrospective application as required under SFAS 154 was not necessary as no impairment charges had been recorded in any previously recorded financial statements nor did the change in measurement date cause any impairments.

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

May 7, 2009

As a result of the change in the measurement date for the Company’s annual goodwill impairment test for its historical reporting units from the last day of the second quarter of the fiscal year to the first day of the fourth quarter of the fiscal year, the Company evaluated, in accordance with paragraph 27 of SFAS 142, whether the detailed determination of fair value of its historical reporting units as of March 29, 2008 could be carried forward to the first day of its fiscal fourth quarter of 2008 or if a new test of goodwill impairment was required to be performed for these historical reporting units. In its evaluation, the Company noted that the assets and liabilities of the reporting units had not changed significantly, there was sufficient margin between the carrying amount and fair value determination for each reporting unit and no events or circumstances related to these reporting units would suggest that a current fair value determination of reporting units would result in a valuation lower than the carrying amount of the reporting units. Based on this evaluation, the Company believed it sufficiently met the requirements of paragraph 27 of SFAS 142 to carry forward its estimate of fair value for these reporting units.

The Company conducted its annual impairment test of goodwill for its new reporting units as a result of the Company’s acquisition of Cytyc Corporation as of the first day of the fourth quarter of fiscal 2008. The fair value of each reporting unit was determined to be in excess of each reporting unit’s carrying value and as a result the second step of the impairment test was not required.

During the first quarter of fiscal 2009, based upon a combination of factors, including the deteriorating macro-economic environment, declines in the stock market and the decline of the Company’s market capitalization significantly below the book value of the Company’s net assets, the Company concluded that potential goodwill impairment indicators existed as of December 27, 2008. As a result, the Company performed an interim goodwill impairment analysis as of December 27, 2008 in accordance with SFAS 142. As noted above, the Company has utilized DCF and market approaches to estimate the fair value of its reporting units as of December 27, 2008 and believes it has used reasonable estimates and assumptions about future revenue, cost projections, cash flows and market multiples. In addition, using a DCF requires the use of a risk-adjusted discount rate for which the Company based its rate on the WACC of a market participant. The Company performed a peer company analysis and considered the industry weighted average return on debt and equity from a market participant perspective for its reporting units. Given the disruptions in the credit and equity markets, the WACCs for each reporting unit increased between the Company’s annual test performed on the first day of its fourth quarter of fiscal 2008 and the interim test performed as of December 27, 2008. The long-term growth rates are largely

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

May 7, 2009

consistent with those applied in the annual test performed, except for MammoSite, which is a reporting unit in Breast Health, in which the long-term growth rate declined due to current competitive pressures on the reporting unit’s products, as well as recent regulatory and reimbursement changes. The Step 1 impairment analysis indicated that the carrying value of the net assets of three of the Company’s reporting units, acquired in connection with the Cytyc acquisition, exceeded the estimated fair value of those reporting units. As a result, the Company was required to perform Step 2 of the goodwill impairment test to determine the amount, if any, of goodwill impairment charges for each of the applicable reporting units. Due to the complexities and time involved in preparing the Step 1 analysis, the Company had not commenced the Step 2 analysis as of February 5, 2009, the date it filed its Form 10-Q for the quarter ended December 27, 2008. As a result of the fact that the Company had not commenced the Step 2 analysis and the complexity of the analysis required to complete the Step 2 analysis, the Company was unable to determine that an impairment loss, in accordance with SFAS No. 5, Accounting for Contingencies, was both probable and reasonably estimable at December 27, 2008.

The Company completed the Step 2 analysis during its second quarter of fiscal 2009, which resulted in an aggregate goodwill impairment charge of $2,340,023. This impairment charge is comprised of $1,165,804 for GYN Surgical, $908,349 for Diagnostics, and $265,870 for Breast Health. The impairment charges for GYN Surgical and Diagnostics are primarily attributable to the assumption of higher discount rates compared to those used in the annual impairment test performed as of the first day of the fourth quarter of fiscal 2008 (the July 2008 valuation) and the assumption that the reporting units would be purchased or sold in a taxable transaction in accordance with EITF Issue No. 02-13 Deferred Income Tax Considerations in Applying the Goodwill Impairment Test in FASB Statement No. 142 (“EITF 02-13”). The impairment charge for MammoSite, which is included in Breast Health, is a result of a combination of a higher discount rate and lower projected future cash flows compared to those used in the July 2008 valuation. The higher discount rates for the three reporting units, which range from 10% to 13.5% compared to 9% to 10% used in the July 2008 valuation, reflect an increase in the risks inherent in the estimated future cash flows and the higher rate of return a market participant would require based on the current macro-economic environment. The reduction in forecasted cash flows for the MammoSite reporting unit is due to current competitive pressure on the reporting unit’s products as well as recent regulatory and reimbursement changes.

The Company also evaluated the aggregate fair value of its reporting units compared to its market capitalization noting an implied control premium of approximately 16%. The Company has used an average of its market capitalization over the 30 calendar days preceding the impairment testing date as

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

May 7, 2009

being more reflective of its market value than a single day, point-in-time market price. The Company has concluded that its implied control premium is reasonable when compared to industry specific information. There were no material changes in the Company’s market capitalization from the date of the interim goodwill impairment test as of December 27, 2008 through the quarter ended March 28, 2009.

The Company believes that the procedures performed and the estimates and assumptions used in the Step 1 and Step 2 analyses for each reporting unit are reasonable and in accordance with the guidelines for acquisition accounting under SFAS 141, SFAS 142 and EITF 02-13.

For illustrative purposes, had the fair values of each reporting unit for which the Company has recorded goodwill impairment charges in the second quarter of fiscal 2009 been lower by 10% as of December 27, 2008, the Company would have recorded an additional impairment charge of $435,480. Based on the Company’s estimates as of December 27, 2008, the impact of reducing the Company’s fair value estimates for its other reporting units, for which the Company did not record any goodwill impairment charges, by 10% would have no impact on the Company’s goodwill assessment for those reporting units.

The estimate of fair value requires significant judgment. Any loss resulting from the SFAS 142 impairment analysis is reflected in operating (loss) income in the Company’s Consolidated Statements of Operations. The impairment testing process is subjective and requires judgment at many points throughout the analysis. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. Impairment charges related to goodwill have no impact on the Company’s cash balances or compliance with financial covenants under its Amended and Restated Credit Agreement.

The following table presents the changes in goodwill during the six months ended March 28, 2009:

Balance at September 27, 2008	$4,450,496
Impairment of goodwill	(2,340,023)
Purchase price adjustments	2,648
Foreign currency translation impact	(592)

Balance at March 28, 2009	$2,112,529

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

May 7, 2009

The increase of approximately $2,600 to goodwill for purchase price adjustments during the six months ended March 28, 2009 primarily includes an $9,800 decrease to the estimated tax net operating loss carryforward acquired as a result of the Third Wave acquisition due to an increase in the valuation allowance related to these assets acquired where the Company determined that it was more likely than not that these assets would be realized, offset by decreases in goodwill for increases to the tax net operating loss carryforwards acquired as a result of the Cytyc and R2 acquisitions in the amounts of $2,100 and $2,000, respectively, and an increase in the preliminary estimate of other tax attributes acquired in the Third Wave acquisition of $3,000.

The allocation of goodwill by reporting segment consists of the following:

	Balance as of March 28, 2009	Balance as of September 28, 2007
Breast Health	$662,301	$930,672
Diagnostics	584,085	1,486,988
GYN Surgical	858,000	2,024,639
Skeletal Health	8,143	8,197

	$2,112,529	$4,450,496

Please do not hesitate to contact me if you have any further questions or comments. Please note that my fax number is (781) 280-0669. We have sent a courtesy copy to Kevin Kuhar of the Commission’s staff.

Very truly yours,

HOLOGIC, INC.

By:	/s/ Glenn P Muir
Glenn P. Muir,
Executive Vice President, Finance and Administration, Chief Financial Officer, and Director

Cc: Kevin Kuhar